UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 17, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Mobile post Hefer, Granot
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that on December 14th, 2012, the Company has received an announcement from MedPlast HealthCare EPZ Co. Ltd. (formerly named UPG Suzhou EPZ Co. Ltd.) ("UPG"), with which the Company has engaged in a manufacture agreement dated August 17th, 2010 (as specified under the Company's filing dated August 18th, 2010), which included the following:

1.	UPG has claimed that the Company has breached the manufacture agreement by not paying in consideration for products which were ordered from UPG, which their total cost is 1.48 million Dollars.

2.
In light of the above, until the Company will pay off the aforesaid debt, UPG will keep holding the Company’s production lines and equipment, and will not transfer them to any third party, even if the Company sells them to such third party.

3.
In the event that the Company will not pay off its debt within 30 days, UPG will commence to performing procedures for the purpose of selling the aforementioned production lines and equipment in order to pay off the debt.

The Company has delivered the aforementioned announcement to its legal advisors in order to examine its rights and obligations pursuant to the manufacture agreement. Thereafter, the Company's board of directors will resolve in which manner to respond to the aforementioned announcement and which acts the Company should perform in light of the aforementioned announcement.

At the request of Israel Securities Authority, the Company hereby clarifies that UPG holds the Company's production lines, that are recorded in the Company's books as a part of the fixed assets in a sum of NIS431,829 (net of depreciation), as well as in the inventory of completed products that are recorded in the Company's books as a part of the inventory in a sum of NIS1,083,015, all as specified under the Company's financial statements as of September 30th, 2012.

It should be noted, that the Company has various claims in relation to the debt demanded by UPG, and it disagrees on a substantial part of the demanded sum. At this stage, the Company examines the claims relating to the commercial disagreements between the parties, and afterwards it shall correspondingly respond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ David Dana —————————————— David Dana, CFO